KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands Except Ratio Amounts)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006

Earnings:
Pre-tax income from continuing operations before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$206,371	$231,263
Add:
Fixed charges Services	100,248	87,062
Amortization of capitalized interest	330	231
Distributed income of equity investees	44,039	22,378
Less:
Interest capitalized from continuing operations	(4,642)	(5,272)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(117)	(158)
Income as adjusted	$346,229	$335,504

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$95,971	$82,842
Add:
Portion of rents representative of the interest factor Services	4,277	4,220
Fixed charges	$100,248	$87,062

Ratio of earnings to fixed charges	3.45	3.85